ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-261476
Dated January 24, 2024
Contingent Income Auto-Callable Securities with 6-Month Initial Non-Call Period due on or about January 29, 2026
All Payments on the Securities Based on the Worst Performing of the EURO STOXX 50® Index and the EURO STOXX® Banks Index
Principal at Risk Securities
This document provides a summary of the terms of the Contingent Income Auto-Callable Securities with 6-Month Initial Non-Call Period (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement, the underlier supplement, the prospectus supplement and the prospectus, as well as the “Risk Considerations” section below, before making an investment decision.
The securities do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of any underlying index and must be willing to accept the risk of not receiving any contingent quarterly coupons over the term of the securities. The securities are senior unsecured debt securities issued by The Bank of Nova Scotia (“BNS”), and all payments on the securities are subject to the credit risk of BNS. As used in this document, “we,” “us,” or “our” refers to BNS.
SUMMARY TERMS
Issuer:	The Bank of Nova Scotia
Issue:	Senior Note Program, Series A
Underlying indices:	EURO STOXX 50® Index (Bloomberg Ticker: “SX5E”) EURO STOXX® Banks Index (Bloomberg Ticker: “SX7E”)
Stated principal amount:	$1,000.00 per security
Minimum Investment:	$1,000.00 (1 security)
Pricing date:	January 26, 2024
Original issue date:	January 31, 2024 (3 business days after the pricing date; see preliminary pricing supplement).
Final determination date:	January 26, 2026, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	January 29, 2026, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Early redemption:
If the index closing values of all of the underlying indices on any determination date (other than the first determination date and the final determination date) are greater than or equal to their respective call threshold levels, the securities will be automatically redeemed for an amount per security equal to the early redemption payment on the first contingent coupon payment date immediately following the related determination date. No further payments will be made on the securities once they have been redeemed.
The securities will not be redeemed early on any contingent coupon payment date if the index closing value of any underlying index is below the respective initial index value for such underlying index on the related determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the applicable determination date.
Contingent quarterly coupon:	■
If the index closing values of all of the underlying indices on any determination date are greater than or equal to their respective coupon threshold levels, we will pay a contingent quarterly coupon of $25.00 (equivalent to 10.00% per annum of the stated principal amount) per security on the related contingent coupon payment date.

■
If the index closing value of any underlying index on any determination date is less than its coupon threshold level, we will not pay a contingent quarterly coupon with respect to that determination date.

Determination dates:
Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events as described in the accompanying product supplement.

Contingent coupon payment dates:
Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-business days and certain market disruption events as described in the accompanying product supplement.

Payment at maturity:	■
If the final index values of all of the underlying indices are greater than or equal to their respective downside threshold levels:
(i) the stated principal amount plus (ii) the contingent quarterly coupon otherwise payable with respect to the final determination date

■
If the final index value of any underlying index is less than its downside threshold price:
(i) the stated principal amount plus (ii) the stated principal amount times the underlying return of the worst performing underlying index
If the final index value of any underlying index is less than its downside threshold level, the payment at maturity will be less than 70% of the stated principal amount and could be as low as zero.

Underlying return:	(final index value – initial index value) / initial index value
Worst performing underlying index:	The underlying index with the lowest underlying return
Call threshold level*:	With respect to each underlying index, 100% of its initial index value. The actual call threshold levels will be determined on the pricing date.
Coupon threshold level*:	With respect to each underlying index, 70% of its initial index value. The actual coupon threshold levels will be determined on the pricing date.
Downside threshold level*:	With respect to each underlying index, 70% of its initial index value. The actual downside threshold levels will be determined on the pricing date.
Initial index value*:	With respect to each underlying index, the closing price of such underlying index on the pricing date.
Final index value*:	With respect to each underlying index, the closing price of such underlying index on the final determination date.
CUSIP / ISIN:	06417YH69 / US06417YH690
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	$22.50 per stated principal amount
Estimated value on the pricing date:	Expected to be between $934.14 and $964.14 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement	http://www.sec.gov/Archives/edgar/data/9631/000114036124003615/ef20019604_424b2.htm
*Each as determined by the calculation agent and as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement.
HYPOTHETICAL PAYOUT
The below figures are based on a hypothetical downside threshold price of 70% of the hypothetical initial index value of the worst performing underlying index and are purely hypothetical (the actual terms of your security will be determined on the pricing date and will be specified in the final pricing supplement).
Hypothetical Payment at Maturity if No Early Redemption Occurs
Change in Worst Performing Underlying Index	Payment at Maturity (excluding any contingent quarterly coupon payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-31.00%	$690.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement, underlier supplement, prospectus supplement and prospectus for the securities under “Additional Information About BNS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.
The issuer has filed a registration statement (including a prospectus as supplemented by a prospectus supplement, underlier supplement, product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying prospectus supplement, underlier supplement and product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (212) 225-5678. Our Central Index Key, or CIK, on the SEC web site is 0000009631.
Risk Considerations
The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.
Risks Relating to Return Characteristics
▪	Risk of loss at maturity.
▪	Contingent repayment of stated principal amount only at maturity.
▪	You may not receive any contingent quarterly coupons.
▪
Greater expected volatility with respect to, and lower expected correlation of, the underlying indices generally reflects a higher contingent quarterly coupon and a higher expectation as of the pricing date that the index closing value of any of the underlying indices could be less than its downside threshold level.

▪	The securities are subject to reinvestment risk in the event of an early redemption.
▪	The contingent quarterly coupon, if any, is based solely on the index closing value of each underlying index on only the related determination date.
▪
Your potential return on the securities is limited, you will not participate in any appreciation of the underlying indices and you will not realize a return beyond the returns represented by the contingent quarterly coupons received, if any, during the term of the securities.

▪	You are exposed to the market risk of each underlying index.
▪
Because the securities are linked to the performance of more than one underlying index, there is an increased probability that you will not receive a contingent quarterly coupon on any determination date and that you will lose a significant portion or all of your investment in the securities

Risks Relating to Characteristics of the Underlying Indices
▪	The level of each underlying index will be affected by various factors that interact in complex and unpredictable ways.
▪	There can be no assurance that the investment view implicit in the securities will be successful.
▪	The securities will not be adjusted for changes in exchange rates related to the U.S. dollar.
▪	The securities are subject to non-U.S. securities market risk.
▪	An underlying index is concentrated in the Banks Supersector.
▪	An underlying index may be disproportionately affected by the performance of a small number of stocks.
▪	The performance of the EURO STOXX® Banks Index is likely to differ from the performance of the STOXX® Europe 600 Index.
▪	The underlying indices reflect price return, not total return.
▪	Changes affecting the underlying indices could have an adverse effect on the market value of, and any amount payable on, the securities.
▪	There is no affiliation between the respective index sponsors and BNS, and BNS is not responsible for any disclosure by such.
▪	Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.
Risks Relating to Estimated Value and Liquidity
▪	BNS’ initial estimated value of the securities at the time of pricing (when the terms of your securities are set on the pricing date) will be lower than the issue price of the securities.
▪	Neither BNS’ nor SCUSA’s estimated value of the securities at any time is determined by reference to credit spreads or the borrowing rate BNS would pay for its conventional fixed-rate debt securities.
▪	BNS’ initial estimated value of the securities does not represent future values of the securities and may differ from others’ (including SCUSA’s) estimates
▪	The securities have limited liquidity.
▪
The price at which SCUSA would buy or sell your securities (if SCUSA makes a market, which it is not obligated to do) will be based on SCUSA’s estimated value of your securities. SCUSA’s estimated value of the securities is determined by reference to its pricing models and takes into account BNS’ internal funding rate.

▪	The price of the securities prior to maturity will depend on a number of factors and may be substantially less than the stated principal amount.
Risks Relating to General Credit Characteristics
▪	Payments on the securities are subject to the credit risk of BNS.
Risks Relating to Hedging Activities and Conflicts of Interest
▪
Hedging activities by BNS and SCUSA may negatively impact investors in the securities and cause our respective interests and those of our clients and counterparties to be contrary to those of investors in the securities.

▪
We, SCUSA and our other affiliates regularly provide services to, or otherwise have business relationships with, a broad client base, which has included and may include us and the index constituent stock issuers and the market activities by us, SCUSA or our other affiliates for our or their own respective accounts or for our clients could negatively impact investors in the securities.

▪	Activities conducted by BNS and its affiliates may impact the levels of the underlying indices and the value of the securities.
▪	The calculation agent will have significant discretion with respect to the securities, which may be exercised in a manner that is adverse to your interests.
▪	BNS and its affiliates may publish research or make opinions or recommendations that are inconsistent with an investment in the securities.
Risks Relating to Canadian and U.S. Federal Income Taxation
▪
Uncertain tax treatment. Significant aspects of the tax treatment of the securities are uncertain. You should consult your tax advisor about your tax situation. See “Additional Information About the Securities — Tax Considerations” and “— Material Canadian Income Tax Consequences” in the preliminary pricing supplement.

Underlying Indices
For information about the underlying indices, including historical performance information, see “Information About the Underlying Indices” in the preliminary pricing supplement.

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